UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2017

Commission File Number: 1-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Pyxis Tankers Inc. (the “Company”) is furnishing this Report of Foreign Private Issuer on Form 6-K to the Securities and Exchange Commission for the purpose of providing the press releases issued by the Company on May 18, 2017 and May 16, 2017, copies of which are filed as Exhibit 99.1 and Exhibit 99.2, respectively, hereto and incorporated herein by reference.

Exhibit Number	Document

99.1	Press Release dated May 18, 2017
99.2	Press Release dated May 16, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: May 18, 2017

Exhibit Index

Exhibit Number	Document

99.1	Press Release dated May 18, 2017
99.2	Press Release dated May 16, 2017